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                                                                       Exhibit 2

                     MANAGEMENT'S DISCUSSION AND ANLYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

General and Background

         We have incurred annual losses since inception while developing and introducing our original products and focusing management and other resources on capitalizing the Company to support future growth. DriverMax(R) accounts for approximately 73% of our product sales during our development stage, being the most readily marketable of our fully developed products. HydroFire(R) accounts for the remainder. No sales have been conditioned on other performance or approval. The losses incurred to date are considered normal for a development stage company. Relatively high management, personnel, consulting and marketing expenditures were incurred during the past three years in preparation for the commercialization of our products. Recent management and personnel changes are expected to decrease some or all of those expenses somewhat. We expect distribution, selling, general and administrative expenses to increase directly with sales increases, however, as a percentage of sales, these expenses should decline.

         From July 30, 1999 through July 30, 2000, we raised $7,806,240 from our Iowa-Only Offering. On August 12, 2000, we determined that resales of Iowa-Only shares by Iowa residents to non-Iowa residents violated certain provisions of the Securities Act of 1933. In response, we undertook an offering to rescind the earlier Iowa-Only Offering in an offering effective January 26, 2001. The Rescission Offer terminated on February 26, 2001 with the result that we refunded 52,340 shares or $261,700, incurring interest expense of $14,990. As a result, at December 31, 2001, the 1,508,908 Iowa-Only Offering Shares, in the amount of $7,544,540, are classified as temporary equity. These shares will remain in temporary equity until such time as the violations under the securities laws have been cured. Subsequent to the close of the Rescission Offer, we believe that Iowa-Only Offering Stockholders are estopped from alleging injury. However, we will continue to be contingently liable to such stockholders during the statute of limitations, a period of three years from the date of the Rescission Offer. We are unable to quantify the amount of any such contingent liability because the claim must be brought through individual lawsuit, which we would vigorously defend with valid defenses, and we consider the probability of any obligation under such contingent liability to be remote. We will continue to assess the effect of this contingent liability on our financial statements during the statute of limitations.

Results of Operations

         Sales decreased $32,333 or 29%, for the year ended December 31, 2001 compared to the same period at 2000. During our development stage, we have continued to focus management and other resources on raising equity capital and developing our products. This was again true during the early part of 2001 as we worked through the Rescission Offer and became listed on the OTC Bulletin Board. During 2001, we began developing a new sales strategy founded upon collecting emissions data before and after the use of our products and providing continuing emission testing services of our installed products. This strategy has proven to be successful in that we have discovered new industry markets for both our services and our products. Service revenue accounted for approximately 46% of total revenue in 2001 compared to 24% in 2000. This trend is expected to continue and possibly surpass product sales percentages in the future. Sales have occurred sporadically during the development stage creating differences between comparative periods. No trends or seasonality have yet been identified.

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         Total cost of sales was approximately 77% of total revenue in 2001 compared to 158% in 2000. This decrease is related to the shift in management focus during the year from a production mindset to more of a research and development or information gathering mode. Production overhead was further reduced because the 2001 sales mix was more service related and most of the product sales were made to existing customers who required no installation assistance from us. Management believes cost of sales will range between 40% and 60% of sales as increased unit sales levels cover production overhead and unit costs.

         Operating expenses increased approximately $864,000, or 87%, from 2000 to 2001. The increase is primarily attributable to our second quarter marketing plan to launch awareness of our patents and products. Cost of the launch in two major national print publications was approximately $210,000. We also incurred $20,000 more advertising expenses in 2001 than the comparable period in 2000 based on recording stockholder newsletter mailings as advertising expense instead of a cost of fund raising. Throughout our self-underwritten Iowa-Only Offering, we updated stockholders and potential stockholders regarding Company developments as a means to raise awareness and increase sales of the offer. Such costs were recorded as offering costs, a decrement to stockholders' equity. Upon completion of the Iowa-Only Offering, we continued to incur similar costs; however, these costs were expensed as incurred. Another $57,000 of the increase in operating expenses was related to radio and other media advertising of DriverMax(R) products. Approximately $276,000 of the operating expense increase in 2001 was due to a 45% net increase in the number of employees at the end of 2001, and the shift from production payroll (cost of sales) in 2000 to research and development payroll (operating expenses) in 2001. Legal costs increased approximately $90,000 as we incurred the expense of a prepaid expense paid to our securities counsel in stock. The stock was granted for work to complete registration of our Iowa-Only Offering shares, which was completed on May 14, 2001 on Form SB-2. Accounting services required to complete the Rescission Offer prospectus and registration resulted in an additional $19,000 in 2001 compared to 2000. Another $107,000 increase in operating expenses occurred as a result of new research and development efforts including payments to U.S. DOE Kansas City Plant operated by Honeywell and purchasing engine components for testing with our products. We incurred an additional $39,000 in postage expense in 2001, partly related to mailing the Rescission Offer to Iowa-Only Stockholders and in charges to deliver our patent announcement directly to many individuals we determined could be interested in our products and patents. Approximately $44,000 of the increase was incurred from depreciation on the headquarters facility and new equipment. The remaining $2,000 increase was due to small net changes in various expense categories.

         Royalty expense for the years ended December 31, 2001 and 2000 was 3% of sales calculated per the patent purchase agreement with American Technologies.

         Our net loss increased from $846,143 in 2000 to $1,619,442 in 2001 primarily as a result of increased costs to complete the Rescission Offer, low sales, and increased research and development and marketing efforts in 2001 to collect emissions data from existing customers.

Liquidity and Capital Resources

         We have not yet commenced generating substantial revenue. We expect to fund development expenditures and incur losses until we are able to generate sufficient income and cash flows to meet these expenditures and other requirements. Having closed our Rescission Offer refunding $261,700, or 3.4% of the original $7,806,240, we believe we currently have adequate cash reserves to continue to cover anticipated expenditures and cash requirements.

         Since our inception in 1997, we have primarily relied on the sources of funds discussed in "Cash Flows" below to finance our testing and operations. We believe that the proceeds raised from the Iowa-

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Only Offering, net of the Rescission Offer, will be adequate to continue our operations, including the contemplated expansion of sales efforts, inventories, and accounts receivable through the next twelve months.

         Since acceptance or the affirmative rejection or failure to respond to the Rescission Offer does not act as a release of claims, eligible Iowa-Only Offering Stockholders who have accepted, rejected, or failed to respond to the Rescission Offer would retain any rights of claim they may have under federal securities laws. Any subsequent claims by an Iowa-Only Offering Stockholder would be subject to any defenses we may have, including the running of the statute of limitations and/or estoppel. In general, to sustain a claim based on violations of the registration provisions of federal securities laws, the claim must be brought within one year after discovery of the violation upon which the claim is based, in this case, based on the date of the sale (or three years from the date of the original sale of Iowa-only offering shares). Under the principle of estoppel, the person bringing a claim must carry the burden of proof of why he or she took no action under the Rescission Offer and/or how he or she may have been injured.

         We have been evaluating financing and capitalization alternatives as part of our long-term business plans. These alternatives include the sale of preferred stock and warrants. To preserve operating funds, we have also developed a strategic plan that provides for reductions of expenditures and a prioritization of sales development options.

         According to the terms of our purchase agreement with American Technologies to acquire the patents and trademarks, we will pay a 3% royalty of annual gross sales for a period of 20 years, which began November 1, 1999.

Cash Flows for the Years Ended December 31, 2001 and 2000

         Since our inception, February 21, 1997, through December 31, 2001, our activities have been organizational, devoted to developing a business plan and raising capital. Indirect and administrative costs, such as management salaries, have been expensed in the accompanying statements of operations during the period in which they were incurred. Capital fund raising costs, which are both directly attributable to our offerings and incremental, have been treated as offering costs in the accompanying balance sheets.

         Net cash used in operating activities for the years ended December 31, 2001 and 2000 was $1,487,526 and $974,492, respectively. The use of cash in operating activities was primarily related to our net losses and significant changes in working capital components, including payables and receivables.

         Net cash used in investing activities for the years ended December 31, 2001 and 2000 was $760,758 and $649,709, respectively. The use of cash in investing activities in 2001 was primarily attributed to approximately $761,000 construction and furnishing costs for our new headquarters facility.

         Net cash used by financing activities for the year ended December 31, 2001 was $241,980 compared to net cash provided by financing activities of $6,604,652 for the year ended December 31, 2000. The source of financing in 2000 was proceeds from the issuance of shares of common stock in our Iowa-Only Offering, while in 2001 we refunded $261,700 as a result of the Rescission Offer. Some option holders exercised options during May and early June 2001 accounting for $19,720 of new common stock issued, representing 68,000 shares.

Recent Accounting Pronouncements

         We do not believe any recently issued accounting standards will have an impact on our financial statements.

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